April 25, 2019

Alberto Menache
Chief Executive Officer
Linx S.A.
Avenida Doutora Ruth Cardoso, 7,221
S o Paulo -- SP, 05425-902, Brazil

       Re: Linx S.A.
           Draft Registration Statement on Form F-1
           Submitted on March 29, 2019
           CIK No. 0001770883

Dear Mr. Menache:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 submitted on March 29, 2019

Cover Page

1. Please clarify how the ADS offering price will be determined given that your common shares are traded in Brazil.
Presentation of Financial and Other Information
Market and Other Information, page iii

2. Your references to the underwriters in the last paragraph, including the statement that "the underwriters... make no representation as to the accuracy or completion," appear to disclaim the issuer's responsibility for information in the registration statement. Please revise or advise.
 Alberto Menache
FirstName LastNameAlberto Menache
Linx S.A.
Comapany NameLinx S.A.
April 25, 2019
April 2 2019 Page 2
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FirstName LastName
Dilution, page 54

3. Please include a comparison of the public contribution in the proposed public offering and the effective cash contributions of directors or senior management, or affiliated persons, of equity securities acquired by them in transactions during the past five years. Refer to
         Item 9.E. of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 67

4. You detail your acquisitions and your belief that your acquisition strategy positively impacts your results of operation and financial condition. For balanced disclosure, please consider addressing any known uncertainties associated with this strategy and whether risk factor disclosure is warranted.
Results of Operations, page 72

5. You disclose on page 69 that you increased the prices you charge for your services in the year ended December 31, 2018 due to a positive accumulated IGP-M inflation rate and you did not increase the prices you charge for your services in the year ended December
         31, 2017 due to a negative accumulated IGP-M inflation rate. Please revise to quantify the changes in your subscription revenues each period attributable to variations in inflation, if material. Tell us whether you decrease the prices you charge for your services when there is a negative accumulated IGP-M inflation rate in the prior 12-month period.
         We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive
         Release 33-6835.
6. There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on pages 72 and 75 that the increase in your subscription revenue was mainly driven by an increase in your ongoing cross-selling efforts to expand additional cloud-based products to existing customers and the impact of your acquisitions. Please revise to quantify the amount that each source contributed to a material change. As an example, you should quantify the increase in your fiscal
         2018 subscription revenues that is attributable to recent acquisitions during both fiscal
         2018 and 2017. We refer you to Part I, Item 5.A of Form 20-F and
Section III.D of SEC
         Interpretive Release 33-6835.
7. On page 75, you state that the increase in your net operating revenues also reflects the
         4.5% increase in the number of your customers from 44.0 thousand for the year ended
         December 31, 2016 to 45.9 thousand for the year ended December 31, 2017. Please tell us your consideration of disclosing the change in the number of your customers for the year ended December 31, 2018. In addition, explain your consideration of disclosing the increases in net operating revenues attributable to changes in the number of your customers each period. We refer you to Part I, Item 5.A of Form 20-F and Section III.D
 Alberto Menache
FirstName LastNameAlberto Menache
Linx S.A.
Comapany NameLinx S.A.
April 25, 2019
April 3 2019 Page 3
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FirstName LastName
         of SEC Interpretive Release 33-6835.
8. Please revise to clarify the definition of "annual revenue by cohort" and "retention" as used in the table on page 2. For instance, your disclosures should explain how acquisitions impact your "annual revenue by cohort" and why "retention" is calculated using the annual cohort in the year immediately after the customers were added to your portfolio of customers. Finally, please tell us whether you consider "annual revenue by cohort" and the "retention" as key performance indicators, and what consideration you gave to providing a qualitative discussion of the changes to the measures for each period presented. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC
         Interpretive Release 33-6835.
Business
Key Financial and Operating Information, page 97

9. Your disclosures on page 107 indicate that your proximity to your customers is one of the main reasons for your high rate of contract renewals. Please tell us whether you consider the rate of contract renewals to be a key business metric that you use to manage the business. In this regard, indicate why you do not disclose this retention rate in addition to the dollar retention rate.
Software, page 108

10.      Please tell us the amount of revenues generated from DUO, Linx Gift
Cards and
         Advertising. Your disclosure should indicate whether these offerings generate material amounts of revenue.
Description of American Depositary Shares
Jury Trial Waiver, page 162

11. Please clarify that, by agreeing to the provision, investors will not be deemed to have waived the company's or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Your risk factor disclosure should be similarly clarified. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well.
Taxation, page 165

12. We note that you intend to file the opinion of Pinheiro Neto Advogados regarding certain
         Brazilian tax matters. Please revise to clearly identify each material tax consequence being opined upon and identify tax counsel. For guidance, refer to Section III of Staff Legal
         Bulletin No. 19.
 Alberto Menache
FirstName LastNameAlberto Menache
Linx S.A.
Comapany NameLinx S.A.
April 25, 2019
April 4 2019 Page 4
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FirstName LastName
Consolidated Financial Statements
Note 3. Significant Accounting Policies
Note 3.3 Business combinations, page F-15

13. Please clarify your disclosures that indicate any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. In this respect, it appears as though any contingent payments to be transferred by the acquirer will be recognized at fair value on the acquisition date.
Note 3.10 Provisions, page F-22

14. Please clarify your disclosures that indicate subsequently, the contingent liability is measured at the higher amount that would be recognized according to the requirements for the provisions above or the amount initially recognized less cumulative amortization recognized under the requirements of the Group's revenue recognition policy.
Note 3.13 Revenue from contracts with clients, page F-24

15. Your disclosures on page 1 indicate that you are successfully transferring your legacy on-
         premise products to your cloud-based infrastructure. Describe in greater detail the nature of your on-premise solutions that you continue to offer. Tell us the amount revenues attributable to your on-premise solutions for each period presented. Clarify how you recognize revenues attributable to the on-premise software solutions.
16. Please revise your revenue recognition policy to clarify when you satisfy your performance obligations and how you recognize subscription and service revenues. In this regard, as noted in other sections of your filing, your revised revenue recognition policy should explain that your subscription revenue is recognized ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. Your revised revenue recognition policy should also explain that the fees related to subscription revenues are non-
         refundable and paid monthly. In addition, your revised disclosures should clarify how services revenues are recognized. We refer you to paragraphs 110, 119 and 124 of IFRS
         15.
17. We note from your disclosures on page 70 that implementation and customization service revenues are recognized on your statement of income when delivered. We further note from your disclosures on page 113 that for the implementation of the solutions purchased by the customer, service hours will be allocated according to the needs of the project and will be recognized in your results during the fiscal period in which they are provided.
         Please tell us how you considered the guidance in paragraphs B48 through B51 of IFRS
         15.
18. Please clarify your disclosures that indicate services associated with Linx Digital and Linx
         Pay Hub will be provided on an as-incurred basis as a percentage of the sales through the
 Alberto Menache
FirstName LastNameAlberto Menache
Linx S.A.
Comapany NameLinx S.A.
April 25, 2019
April 5 2019 Page 5
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FirstName LastName
         platform. Indicate whether "as-incurred basis" represents fees earned upon transaction processing. Further, clarify whether these fees represents variable consideration. See paragraph 85 of IFRS 15. Cite the specific accounting guidance that you are relying upon to recognize revenues associated with these transactions. In addition, tell us your consideration for disaggregating revenue as outlined in paragraph B89 of IFRS 15.
Note 4. Business combination , page F-34

19. Please revise to disclose the primary reasons for each business combination and the percentage of voting equity interests acquired. We refer you to paragraph B64 of IFRS 3.
Note 6. Financial Assets, page F-45

20. Please revise to clarify the various codes associated with your fixed income investments for each period presented. In addition, revise to explain the nature of your investment fund with the code "other funds".
Note 11. Property, plant and equipment, page F-49

21. Please revise to disclose the gross carrying amount and the accumulated amortization at the beginning and end of each period. We refer you to paragraph 73(d) of IAS 16.
Note 12. Intangible Assets, page F-50

22. Please revise to disclose the gross carrying amount and the accumulated amortization at the beginning and end of each period. We refer you to paragraph 118(c) of IAS 38.
23. Please clarify the differences between your software, software development and software developed intangible assets.
Note 19. Provision for contingencies, page F-65

24. Your disclosures state that there are other lawsuits assessed by your legal advisors as being a possible risk of R$10,986 as of December 31, 2018 (R$2,773 and R$ 2,099 as of
         December 31, 2017 and 2016, respectively), for which no provision has been recognized.
         Please reconcile this statement with your disclosures on page 123 that indicate your contingencies classified as possible losses (including those of acquired companies) totaled approximately R$61.3 million, for which you did not record any provisions. We refer you to paragraph 86 of IAS 37.
Note 23. Financial risk management
Note 23.7 Fair value hierarchy, page F-73

25. Please revise to clarify for recurring and non-recurring fair value measurements, the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3). We refer you to paragraph 93 of IFRS 13.
 Alberto Menache
FirstName LastNameAlberto Menache
Linx S.A.
Comapany NameLinx S.A.
April 25, 2019
April 6 2019 Page 6
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FirstName LastName
Note 25. Share-based payment, page F-77

26. Your disclosures on page 135 indicate that as of the date of this prospectus, 2,045,714 restricted shares have been granted but not yet exercised under the Restricted Shares
         Plans. Your disclosures further indicate that you granted deferred shares in fiscal 2017 and
         2018. Please revise to disclose information that will enable users of the financial statements to understand the nature and extent of your restricted share and deferred share arrangements. We refer you to paragraph 44 of IFRS 2.
27. Please tell us whether you granted any stock options, deferred shares or restricted shares subsequent to the year ended December 31, 2018.
28. We note the changes in your stock options and deferred shares for each period presented.
         Please revise your disclosures to comply with each of the applicable requirements in paragraph 45 of IFRS 2. In addition, revise to disclose how the expected volatility was determined, including an explanation of the extent to which expected volatility was based on historical volatility. We refer you to paragraph 47(a) of IFRS 2.
29. Please clarify your disclosures on page F-23 that indicate the cost of equity settled transactions is determined by the fair value on the date in which they were granted and to determine the fair value, the Group uses an external evaluation expert, which uses an appropriate evaluation method. In this regard, explain why you do not use the market quoted price to determine the fair value for your shares of common stock.
Exhibits

30. Please file the controlling block shareholders' agreement and the founding block shareholders' agreement as exhibits to the registration statement or tell us why you believe they are not material.
General

31. Please supplementally provide us with copies of all written communications, as defined
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
32. Please supplementally provide us with copies of any graphical materials or artwork intend to use in your prospectus. Upon review of such materials, we may have further comments.
         For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and
         Disclosure Interpretations.

       You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief, or other reviewer at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake
Ayoola, Special Counsel, at 202-551-3673 or Barbara Jacobs, Assistant Director, at 202-551-
 Alberto Menache
Linx S.A.
April 25, 2019
Page 7

3735 with any other questions.



                                    Sincerely,

FirstName LastNameAlberto Menache   Division of Corporation Finance
                                    Office of Information Technologies
Comapany NameLinx S.A.
                                    and Services
April 25, 2019 Page 7
cc:       John Guzman
FirstName LastName